November 14, 2013

Mr. Stephen Krikorian

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Giant Interactive Group Inc.

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 18, 2013

File No. 001-33759

Dear Mr. Krikorian:

On behalf of Giant Interactive Group Inc. (“Giant” or the “Company”), set forth below are our responses to your comment letter dated October 31, 2013 (the “Comment Letter”) with respect to the Company’s Form 20-F referenced above (the “Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”).

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by the Company’s corresponding response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Form 20-F.

The Company responds to the Comment Letter as follows:

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources

Cash Flows and Working Capital, page 64

1.	We note the information provided in your response to prior comment 4 and we believe that it provides useful information about your liquidity. In future filings, please confirm that you will provide these disclosures under liquidity and capital resources.

The Company confirms to the Staff that it will provide the referenced disclosures under the Liquidity and Capital Resources section of Item 5 in its future Form 20-F filings.

Item 18. Consolidated Financial Statements

Note 1. Organization and Nature of Operations, page F-9

November 14, 2013

2.	We note that you transferred Juhe Network from Zhengduo Information to the VIE. Please describe to us and disclose, if material, how the transfer qualitatively and quantitatively impacted your involvement with the VIE.

The Company respectfully advises the Staff that pursuant to the guidance entitled “Online Game Measures,” issued by the PRC Ministry of Culture (“MOC”) in June 2010, all domestic online games must be registered with the MOC within 30 days after their launch, while all imported online games are subject to a content review procedure and must be approved by the MOC prior to their launch. A game is classified as a domestic game when the copyright is owned by a domestic company. In addition, if the copyright is owned by a foreign-invested enterprise, the game will be classified as an imported game and, therefore, be subject to content review by the MOC. As a result of these restrictions, the Company reorganized Juhe Network, one of its game development studios for webgame development, from a foreign-invested enterprise to a domestic company by transferring Juhe Network from Zhengduo Information to the VIE, with the aim of reducing regulatory delays for Juhe Network’s future game launches. Accordingly, Zhengduo Information transferred its entire 51% interest in Juhe Network to the VIE in February 2012, in exchange for a purchase price of RMB765,000, which was equivalent to the capital investment in Juhe Network made by Zhengduo Information.

The Company submits that as the transfer of equity interest in Juhe Network was purely for the purpose of reducing potential regulatory restrictions on future game launches by Juhe Network and the Company and did not affect any terms under the contractual arrangements between the Company and the VIE, as there was no impact on the Company, the VIE or Juhe Network’s operations nor the Company’s involvement with the VIE. Taking into account the immaterial consideration paid in connection with such transfer and the fact that there is no impact on the Company’s involvement with the VIE, the Company does not consider additional disclosure on such transfer to be necessary.

Note 2. Summary of Significant Accounting Policies

2) Consolidation, page F-13

3.	We note the detailed balance sheet of Giant Network provided in your response to prior comment number 19. Please tell us what comprised the “due from related parties” balance.

The Company respectfully advises the Staff that the “due from related parties” balance of Giant Network consists primarily of RMB980.3 million due from the Company, as a result of the following transactions:

November 14, 2013

Transaction (1)

During the Company’s board of directors’ meeting held on April 10, 2011, the board members unanimously approved a RMB958.8 million investment in Sunshine Insurance Group Corporation Limited (“Sunshine Insurance”), a privately held insurance company. Concurrently, the board and the audit committee of the Company also approved that the investment be made through Shanghai Jiante Biotechnology Co., Ltd. (“Shanghai Jiante”), a PRC company controlled by Mr. Shi, to hold such investment on behalf of Giant Network. This arrangement was made because (i) the China Insurance Regulatory Commission imposed certain restrictions on foreign investment in insurance companies in the PRC, and (ii) the Company and its subsidiaries were not able to meet certain qualifications set by Sunshine Insurance in selecting its potential investors, including minimum corporate net assets requirement. Following the board’s approval, Giant Network made a prepayment of RMB958.8 million to Shanghai Jiante. The following accounting entries were made in the books of Giant Network:

Giant Network

Dr: Deposit for investment	RMB958.8 million
Cr: Cash and cash equivalents	RMB958.8 million

Transaction (2)

November 14, 2013

However, due to negative investor sentiment that the Company received after it publicly disclosed its commitment to the above-mentioned investment in Sunshine Insurance in its 2010 Form 20-F filed with the Commission in June 2011, it became challenging for the Company to hold such investment as originally planned even though such investment was still pending on the final regulatory approvals in China. Therefore, during the Company’s board and audit committee meetings held on August 8, 2011, the board members and the audit committee approved the unwinding of the Sunshine Insurance investment by transferring the proposed investment in Sunshine Insurance to Union Sky Holding Group Limited (“Union Sky”), a shareholder of the Company controlled by Mr. Shi, which resulted in a receivable balance from Union Sky, that was equal to the full amount of the prepayment plus accrued interest of RMB21.5 million for the period from April 2011 to August 2011. After the transfer, Giant Network booked a receivable from Union Sky for RMB980.3 million:

Giant Network

Dr: Other receivable from Union Sky	RMB980.3 million
Cr: Deposit for investment	RMB958.8 million
Cr: Interest income	RMB21.5 million

Transaction (3)

During the Company’s board of directors meeting held on August 8, 2011, the Company’s board of directors approved a special dividend in the aggregate amount of RMB4,539.9 million, among which RMB980.3 million was payable to Union Sky (pro rata based on its ownership in the Company).

The Company

Dr: Retained earnings	RMB4,539.9 million
Cr: Cash	RMB3,559.6 million
Cr: Dividend payable to Union Sky	RMB980.3 million

Transaction (4)

As contractually agreed amongst the Company, Union Sky and Giant Network, the RMB980.3 million special dividend that was payable to Union Sky was offset with the receivable from Union Sky recorded by Giant Network. The Company assumed from Union Sky the payable of RMB 980.3 million due to Giant Network. As a result, the other receivable from Union Sky in the amount of RMB980.3 million recorded by Giant Network was reclassified to due from the Company after the offset.

The Company

Dr: Dividend payable to Union Sky	RMB980.3 million
Cr: Due to Giant Network	RMB980.3 million

November 14, 2013

Giant Network

Dr: Due from the Company	RMB980.3 million
Cr: Other receivable from Union Sky	RMB980.3 million

The above entries do not have any impact at the group level as they are eliminated upon consolidation.

19) Comprehensive Income, page F-27

4.	We note your response to prior comment 20 addresses your consideration of disclosing the changes in the accumulated balances. Please tell us what consideration you gave to disclosing the accumulated balances for each component of other comprehensive income as required by ASC 220-10-45-14A.

The Company respectfully advises the Staff that the majority of the other comprehensive income is comprised of foreign currency translation. The Company will disclose in a separate footnote the accumulated balance of each component, as well as the change in the accumulated balance of each component of other comprehensive income as required by ASC 220-10-45-14A in its future Forms 20-F.

Note 12. Available-For-Sale Securities

(ii) Series A Preferred Shares in MET, page F-47

5.	We note your response to prior comment 22 and it remains unclear to us how the investment in MET went from classification as an available for sale investment to classification as a cost method investment. Please describe for us, in greater detail, how the reorganization impacted your classification and refer to any authoritative guidance you relied upon. As part of your response, please tell us whether your investment in MET preferred shares was converted into common shares of Yangxun in connection with the reorganization. Also, please tell us whether the shares of Yangxun have a readily determinable fair value. See ASC 320-10-20.

The Company respectfully advises the Staff that prior to the reorganization, the operation of the MET group was mainly conducted by Yangxun with MET and Yangling serving as holding companies. The shareholders of MET were the same shareholders of Yangxun on a liquidation basis. The Company directly held 20% of MET in the form of its preferred shares and 20% of Yangxun in the form of its ordinary shares, on a fully diluted basis, that were purchased for US$1 million and US$4 million, respectively.

Given that all the losses and benefits of Yangxun were transferred to MET through Yangling via the VIE contractual arrangements, under which the rights and obligations of all the shareholders of Yangxun, including Giant Network, were assigned to Yangling, Giant Network’s equity interest in Yangxun was non-substantial and its value was ultimately subsumed in the Company’s investment in the MET preferred shares. Accordingly, the Company initially recorded its investment in MET preferred shares to include the purchase consideration for both of the MET preferred shares as well as the Yangxun ordinary shares for the aggregated amount of US$5 million. As stated in the response to prior comment 22 in the Company’s response letter dated August 21, 2013, the MET preferred shares were accounted for as an available-for-sale security pursuant to ASC 320-10-25-1.

November 14, 2013

In May 2012, the MET group was reorganized such that the VIE contractual arrangements amongst Yangling, Yangxun and its shareholders were terminated. The reorganization resulted in the power to direct and absorb the economic benefits in Yangxun having been effectively returned to its direct shareholders, including Giant Network. At the same time, the Company disposed its investment in the MET preferred shares for its original cost of US$1 million in cash. After the reorganization, the Company retained only the 20% equity interest in Yangxun.

The following diagram illustrates the MET group structures and the Company and Giant Network’s ownership in the Met group before and after the reorganization:

The reorganization effectively resulted in the exchange of the Company’s available-for-sale security in MET preferred shares at the then fair value of US$7.6 million for US$1 million in cash and the investment in Yangxun ordinary shares that was fair valued at US$4 million as its new cost basis. The resulting disposal loss of US$2.6 million was based on the valuation of the instruments as of the date of the reorganization. According to ASC 320-10-40-2, the MET preferred shares were removed at its then fair value of US$7.6 million and the unrealized appreciation in the preferred shares of US$2.6 million, previously recorded in the other comprehensive income, was reversed into earnings, offsetting the disposal loss.

November 14, 2013

Since Yangxun was a privately-held Chinese company, its equity shares did not have readily determinable fair value. Therefore, the Company’s investment in the 20% ordinary shares in Yangxun did not fall within the scope of ASC 320. As stated in the response to prior comment 22 in the Company’s response letter dated August 21, 2013, the Company accounted for its 20% investment in Yangxun’s ordinary shares using the cost method pursuant to ASC 325-20 given that it did not have significant influence over Yangxun.

Supplemental Letter dated October 18, 2013

6.	We note that you have provided supplemental information in the letter dated October 18, 2013. Pending the review of the supplemental information, we may have additional comments.

The Staff’s comment is duly noted.

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November 14, 2013

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at (650) 473-2630 or send me an email at pku@omm.com, or Vincent Lin at +86-21-2307-7068 or send him an email at vlin@omm.com.

Sincerely,

/S/ Portia Ku

of O’Melveny & Myers LLP

Enclosures

cc:	Amanda Kim, Staff Accountant

Christine Davis, Assistant Chief Accountant

(U.S. Securities and Exchange Commission)

Ms. Wei Liu

Ms. Jazy Zhang

(Giant Interactive Group Inc.)

Mr. George Chan

(Ernst & Young Hua Ming LLP)